OD
8/29/13

[redacted]

SECUR 13014524 SION

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 27 2013
WASH. D.C.
193

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/02/12 (MM/DD/YY) AND ENDING 06/28/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ernst & Young Corporate Finance (Canada) Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, P.O. Box 251, Ernst & Young Tower
(No. and Street)

Toronto (City) Ontario (State) M5K 1J7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dona Gilbertson 416-943-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue (Address) Toronto (City) Ontario (State) M6A 1Y7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD
9/20/13

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of June 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Aiex Ghita

Nctary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/02/12 (MM/DD/YY) AND ENDING 06/28/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, P.O. Box 251, Ernst & Young Tower
(No. and Street)

Toronto (City) Ontario (State) M5K 1J7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dona Gilbertson 416-943-2407 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue (Address) Toronto (City) Ontario (State) M6A 1Y7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of June 28, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Alex Ghita

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

FINANCIAL STATEMENTS

JUNE 28, 2013

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

SEC MAIL PROCESSING
RECEIVED
AUG 27 2013
WASH, D.C.
193
SECTION

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

FINANCIAL STATEMENTS

JUNE 28, 2013

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying financial statements of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as required by Rule 17a-5 of the Securities Exchange Act of 1934 which comprise the statement of financial condition as at June 28, 2013 and the statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of creditors for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 28, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5. The information in Schedule 1 is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures, in accordance with auditing standards generally accepted in Canada. In our opinion, the information is fairly stated, in all material aspects, in relation to the financial statements taken as a whole.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 22, 2013

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 28, 2013
(with comparative figures as at June 29, 2012)
(expressed in U.S. Dollars)

ASSETS

	2013	2012
CURRENT		
Cash	$ 547,852	$ 488,007
Taxes recoverable	19,412	19,412
Due from affiliates (note 4)	69,473	6,304
TOTAL ASSETS	$ 636,737	$ 513,723

LIABILITIES

	2013	2012
CURRENT		
Accounts payable and accrued liabilities	$ 48,925	$ 56,208
Due to affiliates (note 4)	-	12,391
TOTAL LIABILITIES	48,925	68,599

STOCKHOLDER'S EQUITY

	2013	2012
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL (note 6)	300,000	-
DEFICIT	(450,561)	(293,249)
TOTAL STOCKHOLDER'S EQUITY	587,812	445,124
	$ 636,737	$ 513,723

Approved and authorized for issue by the Company's Board of Directors on August 22, 2013.

_______________ DIRECTOR

_______________ DIRECTOR

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 28, 2013

(with comparative figures for the year ended June 29, 2012)
(expressed in U.S. Dollars)

	Common Shares		Additional	Retained	
	Number	Amount	paid-in capital	earnings	Total
Balance as at July 1, 2011	738,373	$ 738,373	$ -	$ (210,818)	$ 527,555
Net loss for the year	-	-	-	(82,431)	(82,431)
Balance, June 29, 2012	738,373	738,373	-	(293,249)	445,124
Capital contribution (note 6)	-	-	300,000	-	300,000
Net loss for the year	-	-	-	(157,312)	(157,312)
Balance, June 28, 2013	738,373	$ 738,373	$ 300,000	$ (450,561)	$ 587,812

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 28, 2013
(with comparative figures for the year ended June 29, 2012)
(expressed in U.S. Dollars)

	2013	2012
REVENUE (note 4)	$ 775,930	$ 807,495
EXPENSES		
Professional service fees (note 4)	434,797	470,471
Administrative service fees (note 4)	198,250	199,031
Legal fees	117,299	80,848
Regulatory fees and education	93,882	81,263
Technology	49,427	37,223
Audit	34,004	30,000
Foreign currency translation loss (gain)	5,583	(8,910)
	933,242	889,926
NET LOSS	$ (157,312)	$ (82,431)

See accompanying notes to financial statements

ZEIFMANS LLP CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 28, 2013

(with comparative figures for the year ended June 29, 2012)
(expressed in U.S. Dollars)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (157,312)	$ (82,431)
Items not requiring an outlay (providing an inflow) of cash:		
Due from/to affiliates	(75,560)	22,381
Accounts payable and accrued liabilities	(7,283)	36
Taxes recoverable	-	(17,351)
Accounts receivable	-	63,379
	(240,155)	(13,986)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions (note 6)	300,000	-
NET INCREASE (DECREASE) IN CASH FOR THE YEAR	59,845	(13,986)
CASH, BEGINNING OF THE YEAR	488,007	501,993
CASH, END OF THE YEAR	$ 547,852	$ 488,007

See accompanying notes to financial statements

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED JUNE 28, 2013
(with comparative figures for the year ended June 29, 2012)
(expressed in U.S. Dollars)

	2013	2012
Balance, beginning of the year	$ -	$ -
Increase in subordinated loan	-	-
Balance, end of the year	$ -	$ -

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

(expressed in U.S. Dollars)

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was June 28, 2013 and in fiscal 2012 the closest Friday to June 30 fell on June 29, 2012.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) Cash and cash equivalents –

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) Financial instruments -

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value with changes in fair values recognized in the statement of operations. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. Financial instruments classified as HFT are initially measured at fair value with any subsequent gain or loss recognized in net income (loss) in the statement operations. The net gain or loss recognized incorporates any dividend or interest earned on the financial instrument. The Company classifies cash and due from/to affiliates as HFT.

(ii) HTM financial instruments -

Financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Any gains and losses arising from the sale of HTM financial instruments are included in net income (loss) in the statement of operations. Currently the Company has no HTM financial instruments.

(iii) Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are included in net income (loss) in the statement of operations. The Company classifies accounts receivable as loans and receivables.

(iv) AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are carried at fair value. Any gains or losses arising from the change in fair value are recorded in other comprehensive income. AFS financial instruments are written down to fair value through other comprehensive income whenever it is necessary to reflect other-than-temporary impairment. Cumulative gains and losses arising upon the sale of the instrument are reclassified from equity to net income (loss) as a reclassification adjustment. Currently the Company has no AFS financial instruments..

(v) Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis in net income (loss) in the statement of operations. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market date (unobservable inputs).

(d) **Income taxes** -

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the statement of financial condition date. Revenues and expenses are translated at the exchange rates prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of operations.

(f) **Revenue recognition -**

The Company recognizes revenue on provision of advisory services as services are provided. The Company recognizes transactional services when the transaction is completed. The Company recognizes revenue from annual service fees on a straight line basis over the term of the service.

(g) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is deferred income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

3. FINANCIAL INSTRUMENTS

The Company has classified its financial instruments as follows:

	2013	2012
Held for trading, measured at fair value:		
Assets		
Cash	$ 547,852	$ 488,007
Due from affiliates	$ 69,473	$ 6,304
Liabilities		
Due to affiliates	$ -	$ 12,391
Financial liabilities, measured at amortized cost:		
Accounts payable and accrued liabilities	$ 48,925	$ 56,208

Due to the short-term nature, the fair values of the Company's financial instruments approximate their carrying values. At the current time the Company categorizes all of its financial instruments measured at fair value to be Level 1.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. None of the cash held on deposit with the bank at June 28, 2013 is federally insured.

4. RELATED PARTY TRANSACTIONS AND BALANCES

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates. For the year ended June 28, 2013, the total amount of work subcontracted to the Company from EYOCF totaled $385,873 (2012 - $502,433), and is included in "Revenue". Accordingly, the Company is economically dependent on EYOCF for half of its revenue.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. For the year ended June 28, 2013, the total amount charged to the Company by EYOCF for work done for EYOCF's clients totaled $312,147 (2012 - $410,269), as included in "Professional service fees". In addition, EYOCF has charged the Company $198,250 (2012 - $199,031) of costs representing an allocation of EYOCF's costs for defined services based on an estimate of time spent, plus any direct expenses incurred by EYOCF on behalf of the Company, as included in "Administrative service fees". At June 28, 2013, the Company has a net amount payable to EYOCF of $nil ($12,391 at June 29, 2012) and is included under "Due to affiliates".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company hires staff provided by EYOCF to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. During the year, the total amount of revenue from Member Firms totaled $73,346 (2012 - $63,234), and is included in "Revenue". In addition, the Company earns annual service fees from Member Firms for assistance with compliance with SEC rules. The annual service fee amount is individually determined for each Member Firm based on their related revenue of the prior year. Total annual service fees earned during the year were $228,597 (2012 - $241,828), and are included under "Revenue". At June 28, 2013, the Company has an amount receivable from Member Firms of $69,473 ($6,304 at June 29, 2012), and is included under "Due from affiliates".

For services provided on the Member Firms' behalf, the Company pays EYOCF an amount equal to the time spent charged at the agreed upon rates as defined in the Amended Agreement. During the year, the total amount of work charged to the Company by EYOCF for work done for Member Firms totaled $57,824 (2012 - $60,202) and is included under "Professional service fees".

The balances above are receivable and payable on demand and have arisen from the provision of services.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. **INCOME TAXES**

The difference between the amount of the recovery for income taxes and the amount computed by multiplying loss before taxes by the statutory Canadian rate of 26.50% (2012 - 27.25%) is reconciled as follows:

	2013	2012
Expected income tax recovery	$ (41,688)	$ (22,462)
Income tax benefits not recognized	40,091	23,976
Difference between corporate rate and deferred tax rate	1,597	(1,514)
	$ -	$ -

The Company has loss carryforwards of $373,675 for federal and provincial income tax purposes. The carryforward amounts expire as follows:

In the year ending June 28, 2030	$ 80,716
2031	84,630
2032	57,734
2033	150,595
	$ 373,675

At June 28, 2013 the Company had unrecognized deferred tax assets in relation to non-capital loss carryforwards of $99,024 ($58,933 as at June 29, 2012) of which a valuation allowance has been recorded for the full amount. Management believes that it is more likely than not that the Company will not be able to utilize the benefit of the deferred income tax asset in the foreseeable future.

6. **SHARE CAPITAL**

The Company has an unlimited number of authorized common shares.

On December 19, 2012, EYAS contributed capital of $100,000 without the issuance of additional shares. On May 31, 2013, EYAS contributed capital of $200,000 without the issuance of additional shares.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of June 28, 2013, the Company had net capital of $498,927 (2012 - $419,408), which exceeded minimum net capital requirements by $248,927 (2012 - $169,408).

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
AS AT JUNE 28, 2013
(with comparative figures as at June 29, 2012
(expressed in U.S. Dollars)

	2013	2012
Stockholder's equity	$ 587,812	$ 445,124
Deductions and/or changes:		
Non-allowable assets		
Taxes recoverable	(19,412)	(19,412)
Due from affiliates	(69,473)	(6,304)
Net capital	498,927	419,408
Minimum net capital requirement -		
The greater of 2% of aggregate debit items arising from customer transactions of $nil or $250,000	250,000	250,000
Excess net capital	$ 248,927	$ 169,408
Net capital in excess of the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 198,927	$ 119,408

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE 1

ZEIFMANS LLP CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT ON COMPLIANCE WITH REGULATIONS

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited Ernst & Young Corporate Finance (Canada) Inc.'s (the "Company") compliance with Rule 15c3-3 of the Securities and Exchange Act of 1934 (the "Rule") as at June 28, 2013.

Management's Responsibility for Compliance
Management is responsible for the compliance with the Rule and for such internal control as management determines is necessary to enable compliance, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this compliance based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the Company complied with the Rule.

An audit involves performing procedures to obtain audit evidence about the compliance with the Rule. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's compliance with the Rule in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, as at June 28, 2013, the Company is in compliance, in all material respects, with the Rule.

Restriction of Distribution and Use
This report is prepared to assist the Company to meet the requirements of the United States Securities and Exchange Commission (the "SEC"). As a result, this report may not be suitable for another purpose. Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on the Rule in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared a separate set of financial statements for the year ended June 28, 2013 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate independent auditors' report to the stockholder of the Company dated August 22, 2013.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 22, 2013

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

DERIVATIVE REPORT BY THE AUDITORS

JUNE 28, 2013

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

DERIVATIVE REPORT BY THE AUDITORS

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the financial statements of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at June 28, 2013 and for the year then ended, and reported thereon under date of August 22, 2013.

Pursuant to the requirements of Rule 17a-5(g)(1) (the "Rule") of the Securities Exchange Act of 1934 (the "Act"), we are required to report to you any material inadequacies found to exist in the accounting system, the internal accounting control and the procedures for safeguarding securities during the aforementioned audit. For the purposes of understanding the nature of our reporting to you under the Rule of the Act, we have used the interpretations included in Rule 17a-5(g)(1)-(3), inclusive, of the Act as well as the guidance regarding Derivative Reports included in the Canadian generally accepted auditing standard's Assurance and Related Services Guideline 13 ("AuG-13"), "Special Reports on Regulated Financial Institutions". We also understand that practices and procedures that accomplish the objectives referred to in the Rule under the Act are considered by the United States Securities and Exchange Commission (the "SEC") to be adequate for its purposes in accordance with the Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the Rule under the Act. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the Rule and to assess whether those practices and procedures can be expected to achieve their stated objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The Rule under the Act also lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

During the course of the aforementioned financial statement audit, based on the interpretations referred to above, we noted no material inadequacies in the accounting system, the internal accounting control and the procedures for safeguarding securities.

A financial statement audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. No procedures have been carried out in addition to those necessary to form an opinion on the financial statements.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

In addition, because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not consider the practices and procedures followed by the Company in any of the following areas:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

This report has been prepared in accordance with the applicable guidance on Derivative Reports included in AuG-13, issued by the Canadian Institute of Chartered Accountants, is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 22, 2013

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 28, 2013

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON STATEMENT OF FINANCIAL CONDITION

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying Statement of Financial Condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at June 28, 2013 and summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation of this financial statement in accordance with Rule 17a-5(d)(2) (the "Rule") of the Securities Exchange Act of 1934 (the "Act") and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, the Statement of Financial Condition of the Company as at June 28, 2013, is prepared, in all material respects in accordance with the Rule under the Act.

Restriction of Distribution and Use
This Statement of Financial Condition is intended solely for the use of the Board of Directors, management, the United States Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified users or for any other purposes.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 22, 2013

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Law of Canada)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 28, 2013
(with comparative figures as at June 29, 2012)
(expressed in U.S. Dollars)

ASSETS

	2013	2012
CURRENT		
Cash	$ 547,852	$ 488,007
Taxes recoverable	19,412	19,412
Due from affiliates (note 4)	69,473	6,304
TOTAL ASSETS	$ 636,737	$ 513,723

LIABILITIES

	2013	2012
CURRENT		
Accounts payable and accrued liabilities	$ 48,925	$ 56,208
Due to affiliates (note 4)	-	12,391
TOTAL LIABILITIES	48,925	68,599
STOCKHOLDER'S EQUITY		
COMMON SHARES (note 6)	738,373	738,373
ADDITIONAL PAID-IN CAPITAL (note 6)	300,000	-
DEFICIT	(450,561)	(293,249)
TOTAL STOCKHOLDER'S EQUITY	587,812	445,124
	$ 636,737	$ 513,723

Approved and authorized for issue by the Company's board of directors on August 22, 2013.

_______________ DIRECTOR

_______________ DIRECTOR

See accompanying notes to statement of financial condition.

ZEIFMANS LLP
Chartered Accountants

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 28, 2013
(expressed in U.S. Dollars)

1. **BASIS OF PRESENTATION**

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc ("EYAS").

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was June 28, 2013 and in fiscal 2012 the closest Friday to June 30 fell on June 29, 2012.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

(a) **General -**

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) **Cash and cash equivalents –**

Cash and cash equivalents are comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) **Financial instruments -**

Financial instruments are classified into one of five categories: held for trading ("HFT"), held-to-maturity ("HTM"), loans and receivables, available for sale ("AFS"), or other financial liabilities.

The classification is determined at initial recognition and depends on the nature and purpose of the financial instruments.

(i) HFT financial instruments -

HFT financial instruments include assets and liabilities that are held for trading or designated upon initial recognition as HFT. These financial instruments are measured at fair value. A financial instrument is classified as held for trading if it has been acquired principally for the purpose of selling in the near future; it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking; or it is a derivative that is not designated and effective as a hedging instrument. The Company classifies cash and due from/to affiliates as HFT.

(ii) HTM financial instruments -

Financial instruments having a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial instrument to maturity, are classified as HTM and measured at amortized cost using the effective interest rate method. Currently the Company has no HTM financial instruments.

(iii) Loans and receivables -

Items classified as loans and receivable are measured at amortized cost using the effective interest method. Currently, the Company has no loans or receivables.

(iv) AFS financial instruments -

AFS financial instruments are those financial assets that are not classified as HFT, HTM or loans and receivable and are carried at fair value. Currently, the Company has no AFS financial instruments.

(v) Other financial liabilities -

Other financial liabilities are initially measured at fair value, net of transaction costs, and are subsequently measured at amortized cost using the effective interest method. The Company has classified accounts payable and accrued liabilities as other financial liabilities.

Financial instruments recorded at fair value in the financial statements are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market date (unobservable inputs).

(d) **Income taxes -**

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. Deferred tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(e) **Foreign currency translation -**

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the statement of financial condition date.

(f) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. An area of significant estimate is deferred income taxes, which is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

3. **FINANCIAL INSTRUMENTS**

The Company has classified its financial instruments as follows:

		2013		2012
Held for trading, measured at fair value:				
Assets				
Cash	$	547,852	$	488,007
Due from affiliates	$	69,473	$	6,304
Liabilities				
Due to affiliates	$	-	$	12,391
Financial liabilities, measured at amortized cost:				
Amounts payable and accrued liabilities	$	48,925	$	56,208

Due to the short-term nature, the fair values of the Company's financial instruments approximate their carrying values. At the current time the Company categorizes all of its financial instruments measured at fair value to be Level 1.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments. The Company is subject to credit risk through its due from affiliates. The Company does not believe that it is exposed to an unusual level of credit risk. The Company's cash is held at one financial institution. None of the cash held on deposit with the bank at June 28, 2013 is federally insured.

4. **RELATED PARTY BALANCES**

The Company does not have staff and depends on Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, for all its staffing needs. The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent by EYOCF staff at their standard Canadian billing rates.

On March 1, 2003, the Company and EYOCF entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The Agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, charges and payments for the services in each fiscal year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the Amended Agreement. At June 28, 2013, the Company has a net amount payable to EYOCF of $nil ($12,391 at June 29, 2012) and is included under "Due to affiliates".

The Company also enters into contracts with other member firms of Ernst & Young Global Limited ("Member Firms") to provide certain services on the Member Firms' behalf. The Company hires staff provided by EYOCF to provide such services on behalf of the Member Firms. The Company charges Member Firms based on an amount equal to time spent by EYOCF staff at the agreed upon rates as defined in the individual subcontract agreement with each of the Member Firms with which it deals. At June 28, 2013, the Company has an amount receivable from Member Firms of $69,473 ($6,304 at June 29, 2012), and is included under "Due from affiliates".

The balances above are receivable and payable on demand and have arisen from the provision of services.

5. **INCOME TAXES**

The Company has loss carryforwards of $373,675 for federal and provincial income tax purposes. The carryforward amounts expire as follows:

In the year ending June 28, 2030	$	80,716
2031		84,630
2032		57,734
2033		150,595
	$	373,675

At June 28, 2013 the Company had unrecognized deferred tax assets in relation to non-capital loss carryforwards of $99,024 ($58,933 as at June 29, 2012) of which a valuation allowance has been recorded for the full amount. Management believes that it is more likely than not that the Company will not be able to utilize the benefit of the deferred income tax asset in the foreseeable future.

6. **SHARE CAPITAL**

The Company has an unlimited number of authorized common shares.

On December 19, 2012, EYAS contributed capital of $100,000 without the issuance of additional shares. On May 31, 2013, EYAS contributed capital of $200,000 without the issuance of additional shares.

7. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. As of June 28, 2013, the Company had net capital of $498,927 (2012 - $419,408), which exceeded minimum net capital requirements by $248,927 (2012 - $169,408).

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

JUNE 28, 2013

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

INDEPENDENT AUDITORS' REPORT ON SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the schedule of the Securities Investor Protection Corporation ("SIPC") general assessment of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") for the year ended June 28, 2013.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation of this financial information in accordance with the provisions of Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 (the "Rule") and for such internal control controls as management determines is necessary to enable compliance, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this schedule based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement.

An audit includes performing procedures to obtain audit evidence about the amounts and disclosures in the financial information. The procedures selected depend on the auditors' judgement, including assessment of the risks of material misstatement of the financial information, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial information in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the schedule of SIPC general assessment of the Company for the year ended June 28, 2013 is prepared, in all material respects, in accordance with the Rule.

Restriction of Distribution and Use
This schedule is prepared to assist the Company to meet the requirements of the United States Securities and Exchange Commission (the "SEC"). Our report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on the Rule in their regulation of brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specific users or for any other purposes.

Other Matter
The Company has prepared a separate set of finacial statements for the year ended June 28, 2013 in accordance with accounting principles generally accepted in the United States of America on which we issued a separate independent auditors' report to the stockholder of the Company dated August 22, 2013.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
August 22, 2013

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 28, 2013
(expressed in U.S. Dollars)

Securities Investor Protection Corporation ("SIPC") general assessment for the year ended June 28, 2013 is as follows:

Initial assessment amount (note 2)	$ 1,374
Less: February 1, 2013payment (note 2)	1,374
	-
General assessment amount, net (note 3)	566
Balance due at June 28, 2013 (note 3)	$ 566

Approved and authorized for issue by the Company's Board of Directors on August 22, 2013.

See accompanying notes.

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
NOTES TO SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED JUNE 28, 2013
(expressed in U.S. Dollars)

1. **BASIS OF PRESENTATION**

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Canada Business Corporations Act and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. The Company is wholly-owned by EY Advisory Services Inc.

The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 (the "Rule") requires that the Company be a member of Securities Investor Protection Corporation ("SIPC"). Such membership requires the Company to make a general assessment of annual fee payments to SIPC.

The schedule reflects information the Company available as at August 22, 2013. If further assessments for the year ended June 28, 2013 are made, the Company's SIPC general assessment for the year would change.

The Company's principal activities include providing customized financing, transaction advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customers' securities.

2. **INITIAL ASSESSMENT**

The initial general assessment for the first half of the fiscal year ended June 28, 2013 under the Rule was $1,374. The Company paid this amount on February 1, 2013 to SIPC at 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

3. **GENERAL ANNUAL ASSESSMENT**

This general assessment is based on the annual financial statements and was computed as follows:

Total revenue per financial statements	$ 775,930
Additions to revenue	-
Deductions from revenue	-
Net operating revenue	775,930
General assessment amount (computed at 0.25% of net operating revenue)	1,940
Less: initial assessment payment (note 2)	1,374
General assessment amount, net	$ 566

The Company paid the balance owing on the general assessment of $566 on August 7, 2013. This payment was made to SIPC at 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

ZEIFMANS LLP
CHARTERED ACCOUNTANTS